February 23, 2011

Via EDGAR
Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:     THQ Inc.
Form 10-K for the Fiscal Year Ended March 31, 2010
Filed June 4, 2010 (the “10-K”)
Form 10-Q for the Quarter Period Ended September 30, 2010
Filed November 5, 2010 (the “10-Q”)
File No. 001-15959

Dear Ms. Collins:

This letter sets forth the responses of THQ Inc. (“THQ”, the “Company”, “we” or “our”) to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the Staff's review of our 10-K and our 10-Q, as contained in your letter dated January 25, 2011 (the “Letter”).

THQ's responses set forth below correspond to the comments as numbered in the Staff's letter.

Form 10-K for Fiscal Year Ended March 31, 2010

Notes to Consolidated Financial Statements

Note 17. Settlement Agreements, page 76

Comment:

1.    We note that you entered into settlement agreements with WWE and Jakks Pacific, Inc and that you identified the various elements in these agreements in order to determine the appropriate accounting. You also disclose that you were not able to reliably estimate the fair value of the litigation component of the agreement and have measured this component as the residual value remaining after determining the fair value of any assets received, which was the new WWE license. Please explain to us, in greater detail, how you accounted for these agreements. As part of your response please tell us: whether you accounted for the three agreements disclosed on page 77 and the new WWE license agreement separately or on a combined basis, identify the elements for each agreement or combination of agreements, describe how the fair value of each

29903 Agoura Road
Agoura Hills, CA 91301

Main: 818.871.5000
Fax: 818.871.7400

of the elements was determined, and tell us when each element was or will be recorded.

Response:

We evaluated the three settlement agreements on a combined basis as the agreements were entered into simultaneously and none of the individual agreements are enforceable without the others. As the collective settlements contained multiple elements, we analogized to Accounting Standards Codification Section (“ASC”) Topic 605-25 “Revenue Recognition - Multiple-Element Arrangements” (“ASC 605-25”) which provides guidance to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. We applied the criteria in ASC 605-25-5 to identify the separate units of accounting and concluded that the consideration should be allocated to (i) the new WWE license (the “license”) received and (ii) the litigation settlements.

In order to determine the fair market value of the license, we looked to guidance in ASC Topic 820, “Fair Value Measurements and Disclosures” which defines fair value as, “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”. We performed our valuation, with the assistance of a third-party valuation firm, using the multi-period excess earnings (“MPEE”) method of discounted cash flows. The fair value was calculated as the present value of the estimated incremental after-tax cash flows over the eight-year term of the license after deducting contributory asset charges. Our analysis resulted in a fair value for the asset of $0.8 million, which indicated that the contractual future royalty rate in the license approximated a market rate. The license asset of $0.8 million was recorded as of December 31, 2009 and is being amortized to "cost of sales - license amortization and royalties" ratably over the eight-year term of the license.

We concluded that we did not have the ability to objectively determine the value of the litigation elements of the settlement agreements, given the number of litigation claims settled and the multiple parties to the agreements. We again analogized to ASC 605-25 (section 30-2) which states, “… there may be cases in which there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for the delivered item(s). In those cases, the residual method shall be used to allocate the arrangement consideration”. As a result, the litigation element was valued as the present value of the future cash payments less the amount allocated to the fair value of the license received.

We note that this accounting treatment is consistent with the views of Mr. Eric C. West, Associate Chief Accountant, Office of the Chief Accountant U.S. Securities and Exchange Commission in his December 10, 2007 published speech where he states, “…to the extent that one of the elements of the arrangement just can't be valued, we believe that a residual approach may be a reasonable solution. In fact, we have found that many companies are not able to reliably estimate the fair value of the litigation component of any settlement and have not objected to judgments made when registrants have measured this component as a residual”.

We recorded $29.5 million as "cost of sales - license amortization and royalties" during the three months ended December 31, 2009, representing the fair value of the litigation element, less amounts previously accrued for these litigation claims. Accretion of interest related to the present value of the cash payments is being recorded as interest expense using the effective interest method through the final payment on June 30, 2013.

Part III (incorporated by reference to your definitive proxy statement filed on July 12, 2010) (“Proxy Statement”)

Executive Officers

Teri J. Manby, page 21

Comment:

2.    You disclose in this section that prior to joining your company, Ms. Manby served as Vice President, finance at a private company from April 2005 to March 2008. In your response letter, please identify the private company referred to in this section and confirm that you will provide similar disclosure in future filings. Refer to Item 401(e)(1) of Regulation S-K.

Response:

Ms. Manby served as Vice President, Finance for Reeds Furniture, Inc. from April 2005 to March 2008. We will provide similar disclosure in future filings as required by Item 401(e)(1) of Regulation S-K.

Compensation Discussion and Analysis

Setting the Individual Goals, page 27

Comment:

3.    You disclose in this section that individual performance goals for your executive officers “typically are related to key focus areas and operational performance objectives specific to each executive officer's job function and may include such areas as expense control, division growth, management effectiveness and on-time delivery of our products.” Please tell us what consideration you gave to disclosing the specific, pre-established individual performance goals set for each of your named executive officers in fiscal 2010 and discussing an executive's performance against each such goal. Refer to Item 403(b)(2)(vii) of Regulation S-K. Also, please tell us what consideration you gave to disclosing the individual performance criteria used in determining the equity grants made to your named executive officers in 2010 and a discussion of your assessment of each executive's achievement of these goals.

Response:

As we state on page 27 of the Proxy Statement, the individual performance goals used in determining annual cash bonuses for our executive officers are primarily subjective and are based on qualitative assessments of each officer's performance. The individual goals listed are actual examples of individual performance goals - each named executive officer is responsible for expense control within his functional area, division growth that is in line with the overall corporate goals, effective management of resources within his area and on-time delivery of our products, which, while primarily is a function of product development, also encompasses the input from other functional areas. We believe this disclosure of the individual performance goals is the description of how this form of compensation is structured as required by Item 402(b)(2)(vii) (we believe this is the Item you meant to refer us to).

As we state on page 28 of the Proxy Statement, actual payout of the Individual Goals bonus component is discretionary and calculated based upon actual performance of the individual goals stated above. In determining whether a named executive officer has achieved his Individual Goals, the Compensation Committee, with the help of Mr. Farrell (except with respect to Mr. Farrell's performance review), reviews whether a named executive officer has controlled expenses, grown in line with the overall corporate goals, managed resources and contributed towards on-time delivery of products. The achievement of the Individual Goals is highly subjective and thus we believe our disclosure adequately describes, within our structure, the contributions that are taken into account in determining achievement of Individual Goals.

With respect to individual performance criteria used in determining the equity grants made to our named executive officers in 2010 and a discussion of our assessment of each executive's achievement of these goals, please see our response to comment number 5, below.

Capitalized terms used in this response have the meaning as defined in the Proxy Statement.

Performance Factor, page 29

Comment:

4.    Please explain the purpose of the performance factor used in your bonus calculation. We note that individual performance already accounts for 20% of each executive's bonus.

Response:

As we describe in our Proxy Statement, our bonus pool was funded based upon achievement of the threshold targets for our Company Goal. The maximum amount of the bonus pool equals 150% of bonus targets for achievement of the Company Goal and 100% of bonus targets for achievement of Individual Goals. The purpose of the performance factor is to allocate the bonus pool among the executive officers based upon each officer's contribution toward the achievement of the Company Goal, not just based upon their individual performance. For example, in fiscal 2010, the bonus pool for the named executive officers was $2,942,685, which is the sum of the column, “Subtotal of maximum Company Goal + Individual Goals.” Since each of the named executive officers received a 1.0 performance factor, there was no reallocation of bonuses and thus each such officer received the amount indicated by their name in that column. However, if the Compensation Committee had determined that one named executive officer had, while achieving his Individual Goals, contributed less towards the Company Goal than another named executive officer, who had also achieved his Individual Goals, the Compensation Committee could have assigned a 1.05 to one officer and a .95 to the other officer, thus reallocating the bonus pool.

We realize that the above-description of the performance factor helps to better understand our disclosure and thus and will include a similar description in future filings.

Capitalized terms used in this response have the meaning as defined in the Proxy Statement.

Long-Term Equity Compensation, page 29

Comment:

5.    You state in this section that the target value of the equity compensation you award to your named executive officers is “determined by the Compensation Committee in its judgment after considering a number of factors, including the executive's position and level of responsibility, an assessment of his or her performance, the value of equity awards for similar positions in our comparable companies, and internal parity among similarly-situated executives.” Please tell us what consideration you gave to discussing the specific factors that the compensation committee considered in deciding to award stock option grants to each of your named executive officers in fiscal 2010 and how it determined the size of each grant.

Response:

As we state on Page 29 of our Proxy Statement, a key objective of the long-term equity awarded to our named executive officers is to provide an effective retention tool. In order to serve as a retention method, we target equity grants consistent with the 75th percentile within our comparable companies, which we believe reflects our emphasis on performance-based equity compensation over cash. Therefore, in awarding stock option grants to each of our named executive officers in fiscal 2010, the Compensation Committee relied on information compiled by its external compensation consultant, Frederic Cook, which information included grants given to executive officers with similar positions to each of our executive officers at our comparable companies. These grant levels are then adjusted if an executive officer has a different position or level of responsibility than the similar officer at the comparable company and in some cases, may be further adjusted to provide internal parity among similarly-situated executives at THQ. In addition to considering this information, the Compensation Committee reviews each executive officer's performance and anticipated future performance.

In fiscal 2010, the size of the stock option grants awarded to Mr. Farrell, Mr. Pucino and Mr. Curran on May 12, 2009 were based on information regarding the value of equity awards for officers in similar positions at our comparable companies. Mr. Bilson's May 12, 2009 stock option grant also included additional options intended as additional retention incentive. Mr. Bilson, Mr. Curran and Mr. Dauterman were granted promotional grants on June 19, 2009, reflecting increased positions and levels of responsibility. The size of these grants were determined by reviewing internal parity among similarly-situated executives as well as the value of equity awards for officers in similar positions in our comparable companies.

In future filings, we will clarify which specific factors that the Compensation Committee considers in awarding equity grants and how it determines the size of each grant.

Capitalized terms used in this response have the meaning as defined in the Proxy Statement.

Form 10-Q for Quarterly Period Ended September 30, 2010

Notes to Condensed Consolidated Financial Statements

Note 1. Basis of Presentation

Revenue Recognition, page 7

Comment:

6.    We note in your disclosure that there are instances where you have vendor specific objective evidence (VSOE) for the fair value of an undelivered online service component of the games and a continuing involvement in providing the online service. We note that you previously concluded you could not establish VSOE of fair value for these types of services in fiscal year 2010. Please describe your methodology for establishing VSOE of fair value of the online service and include the volume and range of stand-alone sales used in your VSOE analysis. As part of your response, please tell us how you determined that you have a sufficient history of separate sales in order to establish VSOE.

Response:

In fiscal 2010, we had determined that we could not establish VSOE for the fair value of the undelivered online service component as we had never sold nor intended to sell online services separately from the related game. During the three months ended June 30, 2010, we released a game for which the online services could be purchased separately from the related game. For this game, the original purchaser receives a free code to access the online services. This code can only be used for one unique user ID and cannot be transferred. As a result, consumers who purchased the game second-hand, or households with multiple user ID's, would not be able to access the online services for that specific game unless they purchased the services separately.

Per guidance in the ASC Topic 985-605-25-6 “Software - Revenue Recognition,” VSOE of fair value is limited to (a) the price charged when the same element is sold separately, or (b) for an element not yet being sold separately, the price established by management having the relevant authority; it must be probable that the price will not change before it is offered. At the time of the product's initial launch, we did not have a history of separate sales, therefore, we used the guidance in (b) above, and used the prices established by management having the relevant authority to establish VSOE. These prices are non-negotiable as they are administered by a third-party and the pricing does not change post-release. In addition, the pricing is the same world-wide in U.S. dollar equivalents, regardless of the platform the game was purchased for.

We therefore believe we have met the criteria noted above, specifically, the price determined by management having the relevant authority for which it is probable that the price will not change prior to the services being offered separately. In addition, during the quarter this product was released, June 30, 2010, we had sold approximately 90,000 separate online access codes for this game at the same price determined by management at the time of release.

We do not believe that the list price of the services for this particular game indicates VSOE of fair value for other games for which we do not sell the services separately, as the level of service offerings vary from game to game. As such, in instances where we do not sell or intend to sell the services separately, we continue to believe that we cannot establish VSOE of fair value for these types of services.

As requested in the Letter, THQ hereby acknowledges the following: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any additional questions or comments to me at (818) 871-8542. My fax number is (818) 871-8742.

Very truly yours,

/s/ Sheryl Kinlaw
Sheryl Kinlaw
Vice President, Business and Legal Affairs